UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 329th MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 24th, 2017

1.         DATE, TIME AND PLACE: At 17:00 a.m. on October 24th, 2017, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”).

4.         PRESIDING BOARD: Chairman – Daobiao Chen and Secretary – Gustavo Henrique de Aguiar Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i) To recommend to its representatives in (a) the Shareholders Meeting of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), the vote for the approval of the election of Mingzhi Han, a Chinese citizen, married, businessperson, bearer of Passport Number PE132723, to the office of Executive Officer in CPFL Brasil; and (b) the Board of Directors of Companhia Piratininga de Força e Luz (“CPFL Piratininga”) the vote for approval of the election of Mingyan Liu, a Chinese citizen, married, electrical engineer, bearer of Passport Number PE0937292 to the office of Executive Officer of CPFL Piratininga.

(ii) To appoint (a) Mrs. Mingzhi Han, a Chinese citizen, married, businessperson, bearer of Passport Number PE132723 and with business address at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº. 1755, Km 2,5, City of Campinas, State of São Paulo, as a member in the Corporate Finance and Budget Work Commission, in substitution of Mr. Shao Shuo; and (b) Mr. Rodrigo Agnew Ronzella, Brazilian, married, lawyer, bearer of identity card RG n. 205503536, registered in the Taxpayers Identification Number (CPF/MF) 120.740.488-82, with business address at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº. 1755, Km 2,5, City of Campinas, State of São Paulo, as a member in the Human Resources Committee, in substitution of Mrs. Daniela Domingues.

(iii) To recommend to its representatives in administrative bodies of the subsidiaries described below, the approval of the participation of the Distributors of the CPFL Group (“DisCos”) in energy auctions and the maximum amounts of energy to be declared to the Ministry of Mines and Energy (“MME”) to be purchased in these auctions, in compliance with the legislation that obliges DisCos to guarantee the supply of energy for 100% of their consumer market, in the quantities described below:  (a) in accordance with Resolution n. 2017092-E, in the existing energy auctions "A-1" and "A-2" held in 2017: i) For CPFL Paulista: 0 (zero) MWa in the “A-1” auction and 0 (zero) MWa in the “A-2” auction; ii) For CPFL Piratininga: 0 (zero) MWa in the “A-1” auction and 0 (zero) MWa in the “A-2” auction; iii) For RGE: up to 98 MWa in the “A-1” auction and 0 (zero) MWa in the “A-2” auction; iv) For RGE Sul: 0 (zero) MWa in the “A-1” auction and 0 (zero) MWa in the “A-2” auction; v) For CPFL Santa Cruz: 0 (zero) MWa in the “A-1” auction and 0 (zero) MWa in the “A-2” auction; vi) For CPFL Jaguari: 0 (zero) MWa in the “A-1” auction and 0 (zero) MWa in the “A-2” auction; vii) For CPFL Leste Paulista: 0 (zero) MWa in the “A-1” auction and 0 (zero) MWa in the “A-2” auction; viii)          For CPFL Sul Paulista: 0 (zero) MWa in the “A-1” auction and 0 (zero) MWa in the “A-2” auction; and ix) For CPFL Mococa: 0 (zero) MWa in the “A-1” auction and 0 (zero) MWa in the “A-2” auction; and (b)

in accordance with Resolution n. 2017093-E, in the new energy auctions "A-4" and "A-6" held in 2017: a) For CPFL Paulista: 0 (zero) MWa in the “A-4” auction and up to 0 (zero) MWa in the “A-6” auction; b) For CPFL Piratininga: 0 (zero) MWa in the “A-4” auction and 0 (zero) MWa in the “A-6” auction; c) For RGE: 0 (zero) MWa in the “A-4” auction and up to 54.0 MWa in the “A-6” auction; d) For RGE Sul: 0 (zero) MWa in the “A-4” auction and 0 (zero) MWa in the “A-6” auction; e) For CPFL Santa Cruz: 0 (zero) MWa in the “A-4” auction and 0 (zero) MWa in the “A-6” auction; f) For CPFL Jaguari: 0 (zero) MWa in the “A-4” auction and 0 (zero) MWa in the “A-6” auction; g) For CPFL Leste Paulista: 0 (zero) MWa in the “A-4” auction and 0 (zero) MWa in the “A-6” auction; h) For CPFL Sul Paulista: 0 (zero) MWa in the “A-4” auction and 0 (zero) MWa in the “A-6” auction; and i) For CPFL Mococa: 0 (zero) MWa in the “A-4” auction and 0 (zero) MWa in the “A-6” auction.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary. Mr. Yuhai Hu, Mr. Daobiao Chen (Chairman), Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is a true copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, October 24th, 2017.

Daobiao Chen Chairman	Gustavo Henrique de Aguiar Sablewski Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 1, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.